b) 11   Computation of per share earnings 06/30/2002

                   Air Test Technology, Inc.
              Weighted Average Shares Outstanding
                       June 30, 2002

Weighted Average Shares       8,400,000

Net Loss                        $ 1,974

Net Loss Per Share               $0.0002